UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five (5) business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Scooterson, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      August 12, 2016

Physical address of issuer
548 Market St, #71050, San Francisco, CA 94104, United States

Website of issuer
https://www.scooterson.com/

Current number of employees
0

	Most recent fiscal year-end 2020	Prior fiscal year-end 2019
Total Assets	$832,283	$78,850
Cash & Cash Equivalents	$86,163	$60,089
Accounts Receivable	$90,250	$0
Short-term Debt	$255,648	$50,363
Long-term Debt	$0	$0
Revenues/Sales	$164,666	$0
Cost of Goods Sold	$2,053	$0
Taxes Paid	$0	$0
Net Income	$(302,683)	$(954,050)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mihnea Iustinian Chis
_____
(Signature)

Mihnea Iustinian Chis
_____
(Name)

Chief Executive Officer
_____
(Title)

April 29, 2021
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mihnea Iustinian Chis
_____
(Signature)

Mihnea Iustinian Chis
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

April 29, 2021
_____
Date

/s/ Deepansh Jain

(Signature)

Deepansh Jain

(Name)

Chief Technology Officer

(Title)

April 29, 2021

Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

April 29, 2021

SCOOTERSON, INC.

scooterson

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.scooterson.com/.

The Company must continue to comply with the ongoing reporting requirements until:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/scooterson.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Scooterson, Inc. is a Delaware corporation, incorporated on August 12, 2016.

The Company is located at 548 Market St, #71050, San Francisco, CA 94104, United States.

The Company's website is https://scooterson.com/.

The Company conducts or intends to conduct business in all 50 states of the United States, European Union countries, South East Asia, Australia, and India.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/scooterson and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry
We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, which may significantly harm our business, prospects, financial condition, and operating results.
During and following the first quarter of 2020, there has been a widespread worldwide impact from the COVID-19 pandemic. Numerous government regulations and public advisories, as well as shifting social behaviors, have temporarily limited or closed transportation, government functions, non-essential business activities, and person-to-person interactions. The timing and pacing of our manufacturing operations will depend largely on the status of various government regulations and the readiness of our suppliers, vendors, and production workforce to return to normal levels. To the extent that market conditions, unemployment rates, and/or government-mandated moratoriums result in significant shifts in demand for our products, our business could be adversely impacted. Additionally, if current global market conditions continue or worsen, or if we cannot or do not resume suspended operations at a rate commensurate with such conditions, our business, prospects, financial condition, and operating results could be materially harmed.

We may experience delays or other complications in the design, manufacture, and launch of our products, which could harm our brand, business, prospects, financial condition, and operating results.
Any significant delay or other complication in the manufacturing or development of our current products or the launch and production of our future products could materially damage our brand, business, prospects, and financial condition. A failure to remediate such complications could also result in negative publicity, which could have a material adverse effect on our operating results.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share, which could harm our financial condition.

If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market, and sell our products and services could be harmed. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. While we have performed extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability, and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to customers. Any product defects, delays or legal restrictions on product features, or other failures of our products to perform as expected, could harm our reputation and result in potential product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects, and operating results. Accordingly, our future success depends largely upon our ability to attract and retain talent, especially to support our manufacture of vehicles, expansion plans, and technological innovation. Key talent may leave the Company due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. For example, in California, there is increasing competition for individuals with skill sets needed for our business, including specialized knowledge of electric vehicles, software engineering, manufacturing engineering, and other skills such as electrical and building construction expertise. This competition affects our ability to retain and hire key employees. Additionally, we compete with both mature companies that have far greater financial resources and start-ups that promise short-term growth opportunities. Difficulties in retaining or recruiting talent could have an adverse effect on our performance and results.

Our service providers are subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our products, and any failure to comply with such laws and regulations could negatively impact our business and operating results.

We maintain a global footprint since our design service provider is located in California, our engineering service provider is located in Singapore, and our manufacturing service provider is located in the European Union. Accordingly, our service providers subject to complex environmental, manufacturing, health, and safety laws and regulations at numerous jurisdictional levels in the U.S., Europe, and Asia.

Failure to comply with a variety of U.S. and international privacy and consumer protection laws to which we are subject could harm the Company.

Any failure to comply with federal, state, or international privacy, data protection or security laws or regulations relating to the processing, collection, use, retention, security, and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs.

Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. For example, in May 2018, the General Data Protection Regulation began to fully apply to the processing of personal information collected from individuals located in the European Union, and has created new compliance obligations and has significantly increased fines for noncompliance. Similarly, as of January 2020, the California Consumer

Privacy Act imposes certain legal obligations on our use and processing of personal information related to California residents. Given our global footprint, and although we take steps to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

The Company is subject to increasing regulatory scrutiny in both the U.S. and abroad, and any failure to comply with such regulations could negatively impact our operating results.

The manufacture, packaging, labeling, storage, distribution, advertising, and sale of our products are subject to extensive regulation in the United States, including by the Consumer Product Safety Commission, the EPA, and by the Federal Trade Commission with respect to advertising. A finding that we are in violation of, or not in compliance with, applicable regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited, or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.
Companies in the autonomous vehicle industry, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets. These companies frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate resources to enforce their intellectual property rights and to defend claims that may be brought against them. We may in the future receive notices that we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. These claims may be time-consuming and could cause us to incur substantial legal costs. Concurrently, if we fail to defend ourselves against intellectual property infringement claims, our business and operations could be disrupted or our intellectual property could be compromised, as a result of which our operating results and reputation could be harmed.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is not profitable and the amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Mihnea Iustinian Chis and Deepansh Jain. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that is difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breaches of our information technology systems could result in fines, legal claims, or proceedings.

BUSINESS

Description of the Business
Scooterson is a design award-winning company, building premium electric smart scooters, engineered to offer the best customer experience possible, with no compromise in aesthetics and quality.

Business Plan
As a growth company, the Company expects to breakeven in the next 8 to 12 months and achieve profitability in the next 8 to 12 months. The Company intends to focus on increasing general sales and broader product penetration with the existing customer base.

The Company's Products and/or Services

Product / Service	Description	Current Market
ROLLEY	Smart Electric Scooter	Direct-to-consumer market
AIR	Smart Electric Scooter for B2B	Rental operations for tourists, Delivery operations, Golf Course rentals. Other corporate use.

ELF	Smart Electric Scooter	Direct-to-consumer market
RIDE	Monthly subscription bases scooter rental.	Direct-to-consumer market
SCOOTERSON TREE	Electric Scooter Charging Station	B2B
SCOOTPACK	Smart Backpack	Direct-to-consumer market

Competition
Our main competitors in the USA's electric scooter industry are Phat Scooters, Skooza, Boosted, and Unagi.

Supply Chain
The Company hires third-party service providers to manufacture scooters and sells them directly to consumers and businesses. For B2C sales, the Company currently uses its website and plans to open brick-and-mortar stores in the future for in-person sales to consumers. For B2B sales, the Company sells fleets of scooters to businesses and partner companies. Also, the Company has started developing a network of resellers that resell scooters from their websites or from their own brick-and-mortar stores.

Customer Base
The majority of our customers will be millennials (appx. 75%) as well as Gen X and other generations. The B2B target customers are delivery companies, corporate campuses, residential developments, golf courses, rental operators, hotels, and resorts, etc.

Intellectual Property
The Company the following registered and pending patents:

Application/ Registration #	Title	Description	File Date	Grant Date	Country
D803948	Electric scooter	The ornamental design for an electric scooter	April 9, 2016	November 28, 2017	United States
D892937	Kick Scooter	The ornamental design for a kick scooter	January 22, 2018	August 11, 2020	United States
002817189-0001	Scooters, Electric Scooter, Toy Scooter	Scooters, Electric Scooter, Toy Scooter	September 10, 2015	September 14, 2015	All European Union Countries
005908720-0001	Scooters, Electric Scooter,	Scooters, Electric Scooter,	December 17, 2018	January 8, 2019	All European Union Countries
29751652	Kick Scooter	The ornamental design for a kick scooter	September 23, 2020	Patent Pending	United States
29715384	Kick Scooter	The ornamental design for a kick scooter	December 2, 2019	Patent Pending	United States
006377479-0001	Backpacks	Backpacks	April 15, 2019	April 26, 2019	All European Union Countries

29706315	Scooter charging station	The ornamental design for a scooter charging station,	September 19, 2019	Patent Pending	United States

The Company has the following registered trademark:

Serial #	Title	Description	File Date	Publication Date	Country
87664468	SCOOTERSON	IC 012. US 019 021 023 031 035 044. G & S: Mobility and push scooters; Motorized scooters; Motor scooters; Electrically-powered motor scooters; Electrically operated mobility scooters; Electrically operated push scooters; Motorized and non-motorized mobility and push scooters for personal transportation. IC 028. US 022 023 038 050. G & S: Toy scooters. IC 039. US 100 105. G & S: Rental of scooters for transportation purposes.	October 30, 2017	April 3, 2018	United States
014532519	SCOOTERSON	12. Scooters; Scooters vehicles; Motorized scooters; Motor scooters; Electrically powered scooters; Electrically operated scooters; Electrically powered scooters vehicles; Scooters for transportation; Motorized and non-motorized scooters for personal transportation. 28. Toy scooters; Scooters toys. 39. Rental of scooters for transportation purposes.	April 04, 2015	January 10, 2016	All European Union Countries

Governmental/Regulatory Approval and Compliance
The Company is currently not subject to any governmental approval and compliance.

Litigation
The Company is not subject to any pending or threatened lawsuits.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mihnea Iustinian Chis	CEO, Co-founder	Scooterson, Inc., Co-Founder & CEO (Aug. 12, 2016 – Present). Responsibilities: • Making the major corporate decisions; • Managing the overall operations and resources, strategy, financing, fundraising, marketing and sales, PR, human resources, compliance; and • Overseeing product development.	Baccalaureate Diploma, Graduate of Industrial 11 Lyceum, Electrotechnical Profile, 1997.
Deepansh Jain	CTO, Co-Founder	Scooterson, Inc., Co-founder CTO (January 2017 – Present). Responsibilities: • Overseeing the Company's technological and software development; • Assisting the CEO in making the major corporate decisions, managing the overall operations and resources, strategy, financing.	Amity International School, Senior Secondary, Computational, and Applied Mathematics, 2008.

Indemnification

Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	39,150,000
Voting Rights	1 vote per share of common stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83%

Type of security	Warrant
Amount outstanding/Face Value	1 Warrant for 5,025 shares of common stock, $2 exercise price
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if exercised
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.01%

Type of security	Equity Convertible Instruments
Amount outstanding/Face Value	37 SAFEs and 1 Accelerator Contract for Equity (as outlined in the Previous Offerings of Securities Section below)
Voting Rights	None
Anti-Dilution Rights	Accelerator Contract for Equity has the following anti-dilution rights: 1. The holder may invest or purchase securities as issued in the Company's next financing, in the amount, whichever is greater (i) 20% of such new equity securities or the total of all other instruments as issued in the financing round, or (ii) the quotient obtained by dividing $200,000 by the per share purchase price of such new equity securities or up to $200,000 of the total of all other instruments as issued in the financing round. 2. The Company shall issue additional shares of its common stock without payment of additional consideration to maintain the holder's 3% of the fully-diluted capital stock until immediately prior to an equity financing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.1%

Type of security	Crowd SAFE
Amount outstanding/Face Value	$404,100
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.89%

Debt

The Company does not have any debt in default.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mihnea Iustinian Chis	18,300,000 shares of common stock	38,41%*
Deepansh Jain	18,075,000 shares of common stock	37.94%*

*assuming the outstanding warrant is exercised and all outstanding convertible securities are converted.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Scooterson produces a range of semi-autonomous two-wheeled vehicles using machine learning to analyze riding patterns, which helps to inform how fast they move. This automated design is meant to enhance the rider's experience, maximize energy efficiency, optimize routes, and increase safety. The Company is headquartered in San Francisco, California, but maintains a Singapore office as well.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration
Crowd SAFE	$404,100	404,100	General Working Capital**	03/22/2021	Section 4(a)(6)

SAFE Financing Round 6	$845,800	22	General Working Capital**	09/07/2018	Reg. S
SAFE Financing Round 5	$200,000	2	General Working Capital**	07/13/2018	Reg. S
SAFE Financing Round 4	$1,350,000	6	General Working Capital**	01/04/2018	Reg. S
SAFE Financing Round 3	$300,000	5	General Working Capital**	08/23/2017	Reg. S
SAFE Financing Round 2	$100,000.00	2	General Working Capital**	30/06/2017	Reg. S
ACE Financing Round 1	$55,000	1	General Working Capital**	08/12/2016	Sec. 4(a)(2) Section 49:3-50(b)(9) of the New Jersey Uniform Securities Law
Common Stock	$100	100,000	General Working Capital**	12/4/2020	Sec. 4(a)(2)
Common Stock	$30,000	30,000,000	General Working Capital**	06/09/2020	Sec. 4(a)(2)
Common Stock Warrant	$9,999.75	5,025	General Working Capital**	7/29/2019	Sec. 4(a)(2)
Common Stock	$1,575.00	1,575,000	General Working Capital**	10/01/2017	Sec. 4(a)(2)
Common Stock	$5	50,000	General Working Capital**	10/01/2017	Sec. 4(a)(2) Section 25102(f) of California

					Corporations Code
Common Stock	$900	9,000,000*	General Working Capital**	08/12/2016	Sec. 4(a)(2)

*7,425,000 currently outstanding due to 1,575,000 shares being repurchased from one of the founders by the Company and re-sold to the other two founders.

** The proceeds were used for general working capital to pay for:
  (i) Product development, R&D services (mechanical engineering, electrical engineering, and software development);
  (ii) Business development expenses;
  (iii) Legal expenses;
  (iv) Subscriptions for services; and
  (v) Other operational expenses.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors, or (iii) any other liquidation, dissolution, or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the

Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company engaged in the follow transactions with related persons:
The Company engages Scooterson Pte Ltd, a Singapore company to perform its research and development as well as the prototyping of Company's products. Mihnea Iustinian Chis, the Company's CEO owns 50% of Scooterson Pte Ltd.
The Company disclosed this related party transaction on its latest tax return, reporting that the Company paid $482,840 to the related party. While transactions with the related party were not originally disclosed on Form C, the Company's tax documents have reflected the fact that the transactions were with a related party.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I, Mihnea Iustinian Chis, certify that: (1) the financial statements of Scooterson, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of Scooterson, Inc. included in this Form reflects accurately the information reported on the tax return for Scooterson, Inc. filed for the fiscal year ended 12/31/2019.

/s/ Mihnea Iustinian Chis
(Signature)

Mihnea Iustinian Chis
(Name)

CEO
(Title)

April 29, 2021
(Date)

EXHIBIT C
Financials

SCOOTERSON, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2020 and 2019

SCOOTERSON, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 86,163	$ 60,089
Accounts receivable	90,250	0
Prepaid expenses	629	629
Related party advances	0	0
Total Current Assets	177,042	60,718
Fixed Assets, net	655,241	18,132
Total Assets	$ 832,283	$ 78,850
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 254,225	$ 47,896
Accrued expenses	1,423	1,469
Deferred revenue	0	998
Total Liabilities	255,648	50,363
STOCKHOLDERS' EQUITY		
Common Stock; $0.00001 par value, 10,000,000 shares authorized 39,000,000 and 9,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	390	90
Additional paid-in capital	31,290	1,559
Additional paid-in capital - SAFEs	2,795,800	1,975,000
Additional paid-in capital - ACE	55,000	55,000
Retained earnings	(2,305,845)	(2,003,162)
Total Stockholders' Equity	576,635	28,487
Total Liabilities and Stockholders' Equity	$ 832,283	$ 78,850

SCOOTERSON, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	$ 164,666	$ 0
Cost of goods sold	2,053	0
Goss Profit	162,613	0
Operating expenses		
Research and development	208,861	681,090
General and administrative	61,137	173,105
Related party bad debt expense	0	76,842
Advertising and marketing	27,649	16,373
Depreciation	162,795	1,800
Amortization	4,854	4,840
Total operating expenses	465,296	954,050
Net Loss	$ (302,683)	$ (954,050)

SCOOTERSON, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - ACE	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value					
Balance as of January 1, 2019	9,000,000	$ 90	$ 1,559	$ 1,360,000	$ 55,000	$ (1,049,112)	$ 367,537
Issuance of SAFEs	0	0	0	615,000	0	0	615,000
Net Income (Loss)	0	0	0	0	0	(954,050)	(954,050)
Balance as of December 31, 2019	9,000,000	90	1,559	1,975,000	55,000	(2,003,162)	28,487
Issuance of common stock	30,000,000	300	29,731	0	0	0	30,031
Issuance of SAFEs	0	0	0	820,800	0	0	820,800
Net Income (Loss)	0	0	0	0	0	(302,683)	(302,683)
Balance as of December 31, 2020	9,000,000	$ 90	$ 1,559	$ 2,795,800	$ 55,000	$ (2,305,845)	$ 576,635

SCOOTERSON, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (302,683)	$ (954,050)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	162,795	1,800
Amortization	4,854	4,840
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(90,250)	0
(Increase) Decrease in prepaid expenses	0	(179)
(Increase) Decrease in related party advances	0	76,842
Increase (Decrease) in accounts payable	206,329	47,679
Increase (Decrease) in accrued expenses	(46)	(1,078)
Increase (Decrease) in deferred revenue	(998)	998
Net cash used in operating activities	(19,999)	(823,148)
Cash Flows from Investing Activities		
Purchase of equipment	(804,758)	(200)
Net cash used in investing activities	(804,758)	(200)
Cash Flows from Financing Activities		
Issuance of common stock	30,031	0
Issuance of SAFEs	820,800	615,000
Net cash provided by financing activities	850,831	615,000
Net change in cash and cash equivalents	26,074	(208,348)
Cash and cash equivalents at beginning of period	60,089	268,437
Cash and cash equivalents at end of period	$ 86,163	$ 60,089

SCOOTERSON, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Scooterson, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 12, 2016. The Company sells scooters. The Company's headquarters are in San Francisco, California. The company began operations in 2016.

Since Inception, the Company has relied on the issuance of Simple Agreements for Future Equity ("SAFEs") and the issuance of Accelerate Contracts for Equity ("ACE") to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $86,163 and $60,089 of cash on hand, respectively.

Intangible Assets

Intangible assets with a finite life consist of intellectual property and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is five years.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling scooters. The Company's payments are generally collected upfront. The Company has minimal deferred revenue for scooters that were paid for that have not yet been delivered as of December 31, 2019. For years ending December 31, 2020 and 2019, the Company recognized $164,666 and $0 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had $90,250 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company does transactions with Scooterson Pte Ltd, a Singapore entity that is a related party that provides all research and development and prototyping services for the Company.

NOTE 4 – FIXED ASSETS

Fixed Assets consist of equipment and intellectual property. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2020 and 2019 the Company had $655,241 and $18,132 in net fixed assets. The following table shows the breakdown of fixed assets.

	2020	**2019**
Fixed Assets		
Equipment	$ 813,941	$ 9,183
Accumulated depreciation	(166,597)	(3,802)
Intellectual property	24,200	24,200
Accumulated amortization	(16,303)	(11,449)
Total Fixed Assets	$ 832,283	$ 24,572

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 totaled $2,305,845. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – EXCLUSIVE DISTRIBUTOR AGREEMENT

In July 2019 the Company entered into a manufacturing and supply agreement where the Company desires the supplier to manufacture and supply products, and the supplier appoints the Company as its exclusive distributor of their products in the territories of the United States of America, Canada, and Singapore.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2020, the Company had 10,000,000 shares of common stock, par value $0.00001, authorized. As of December 31, 2020 and 2019, the Company had 39,000,000 and 9,000,000 shares of common stock issued and outstanding, respectively.

Additional Paid-In Capital – SAFEs

Prior to 2018 the Company issued SAFEs totaling $400,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2018 the Company issued SAFEs totaling $960,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $420,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $540,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $615,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $480,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $135,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2020, the Company has issued SAFEs totaling $820,800. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $145,800 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $675,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Additional Paid-In Capital – ACE

In 2016 the Company issued an ACE totaling $55,000. The ACE is automatically convertible into either Preferred Stock or ACE Preferred Stock in an equity financing of at least $300,000 ("Qualified Financing"). The ACE has a conversion price of the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,833,333 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Warrant

In July 2019 the Company issued a warrant to purchase 5,025 shares of common stock for a purchase price of $1.99 per share. The warrant expires on July 29, 2024.

NOTE 8 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan ("the Plan") which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Prior to 2018 the Company issued 150,000 restricted shares under the Plan. The shares are fully vested as of December 31, 2020.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.